06048461

0-24-10159

RECEIVED
DEC 5 2006
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
DEC 0 5 2006
1086

FORM 1-A /A

FIRST AMENDMENT

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

PROCESSED
DEC 0 6 2006
THOMSON FINANCIAL

SONA WINES, INC.
(Exact name of issuer as specified in its charter)

California
(State or other jurisdiction of incorporation or organization)

1001 Second Street, Napa, CA 94559, Tel: (707) 226-2463

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

William L. Leigon, 1001 Second Street, Napa, CA 94559, Tel: (707) 226-2463

(Name, address, including zip code, and telephone number, including area code, of agent for service)

2080	20-5042407
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON THE ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART III — EXHIBITS

Item 1. **Index to Exhibits**

Exhibit 3.1	Articles of Organization
Exhibit 3.2	Articles of Incorporation
Exhibit 3.3	Bylaws
Exhibit 5.1	Legal Opinion

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Napa, State of California, on December 4, 2006.

(Issuer) SONA WINES, INC.

By (Signature and Title) William Lugon, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) William Lugon

(Title) President

(Date) 12/04/06